SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
NABORS INDUSTRIES LTD.
(Name of Issuer and Person Filing Statement)
Options to Purchase Common Shares,
$0.001 par value
(Title of Class of Securities)
G6359F103
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Shares)
Bruce M. Taten
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
P. Gregory Hidalgo
Vinson & Elkins L.L.P.
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
(214) 220-7700
CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee
$22,955,633	$704.74

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The Calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common shares that are eligible for amendment will be tendered pursuant to this offer. These options have an aggregate value of $22,955,633 as of November 27, 2007, calculated based on a modified Black-Scholes option pricing model.
☐	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Nabors Industries Ltd., a Bermuda-exempt company (“Nabors” or the “Company”), to amend certain options (the “Eligible Options”) granted under the Nabors Industries, Inc. 1996 Employee Stock Plan and the Nabors Industries, Inc. 1998 Employee Stock Plan (together, the “Nabors Stock Plans”) that (i) have original exercise prices per share that are less than the fair market value per share of the common shares underlying the options on the options’ respective grant dates, as determined by Nabors for financial accounting purposes, (ii) are held by eligible employees (as defined below), (iii) were unvested as of December 31, 2004, and (iv) are outstanding (i.e., not expired) and unexercised as of the last date on which the Offer remains open.
     Eligible employees may elect to (i) amend all of their Eligible Options to increase the exercise price per share to the fair market value of a common share of Nabors on each respective Eligible Option’s grant date, as determined by Nabors for financial accounting purposes, and (ii) receive a cash payment. For each tranche of Eligible Options, the amount of the cash payment paid to eligible employees participating in the Offer will be the difference between the new exercise price per share of each amended option and the original exercise price per share (the “exercise price increase”) multiplied by the number of unexercised Eligible Options in that tranche (the sum of all such cash payments with respect to all tranches of Eligible Options held by the eligible employee will constitute the “aggregate exercise price increase”). With respect to all Eligible Options for which eligible employees make an election to participate in the offer, the cash payment will be paid on or about January 18, 2008 and will be made without regard to whether such Eligible Options are vested and whether the holder is an employee of the Company or any of its affiliates at the time of payment. All cash payments will be subject to any applicable tax withholding.
     The Offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated November 29, 2007 (the “Offer to Amend”), (ii) the related e-mail from Lisa Wysocki (Nabors’ Stock Plan Administrator) dated November 29, 2007, (iii) the Election Agreement Terms and Conditions, and (iv) the addendum/options history attached to Lisa Wysocki’s e-mail. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively. An “eligible employee” refers to each employee of Nabors or any of its subsidiaries or affiliates who remains an employee on the last date on which the Offer remains open and who is subject to federal income taxation in the United States, but who, as of the last date which the Offer remains open, is not and never has been an officer or director of the Company as contemplated by Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     Nabors is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is Mintflower Place, 8 Par-La-Ville Road, Hamilton, HM08, Bermuda, and the telephone number at that address is (441) 292-1510. The information set forth in the Offer to Amend in the section under the caption “The Offer” entitled “Information concerning the Company” (Section 10) is incorporated herein by reference.

     (b) Securities.
     This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees who are holders of certain outstanding options to purchase common shares of the Company that were granted under the Nabors Stock Plans, to amend such Eligible Options to increase the per share exercise price thereof and receive a cash payment with respect to the Eligible Options upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the e-mail to all eligible employees from Lisa Wysocki, dated November 29, 2007, attached hereto as Exhibit (a)(1)(B), (iii) the Election Agreement Terms and Conditions attached hereto as Exhibit (a)(1)(C) and (iv) the Addendum attached hereto as Exhibit (a)(1)(D).
     As of November 27, 2007, there were options to purchase 3,279,575 of the Company’s common shares outstanding and eligible to participate in the Offer.
     (c) Trading Market and Price.
     The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Price range of shares underlying the Eligible Options” (Section 8) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections entitled “Eligibility” (Section 1), “Number of Eligible Options and amount of consideration; expiration date” (Section 2), “Procedures for electing to participate in the offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of Eligible Options for amendment, issuance of cash payments, and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options and cash payments” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States federal income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15) is incorporated herein by reference.
     (b) Purchases.
     The Company’s executive officers and directors are not eligible to participate in the Offer. The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the Eligible Options” (Section 11) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (a) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of amended options and cash payments” (Section 9) and “Interests of directors and executive officers; transactions and arrangements concerning the Eligible Options” (Section 11) is incorporated herein by reference. See also (1) the form of stock option agreement under the Nabors Stock Plans which is incorporated by reference to Exhibit 10.04 from the Company’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2005, (2) the Nabors Industries, Inc. 1996 Employee Stock Plan which is incorporated by reference to Annex B to Nabors Industries, Inc.’s 1996 Proxy Statement on Schedule 14A filed with the SEC on January 31, 1996, and (3) the Nabors Industries, Inc. 1998 Employee Stock Plan which is incorporated by reference to Exhibit 10.19 to Nabors Industries, Inc.’s Form 10-K filed with the SEC on March 31, 1999.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purpose of the offer” (Section 3) is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Acceptance of Eligible Options for amendment, issuance of cash payments and amended options” (Section 6) and “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12) is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Purpose of the offer” (Section 3) and “Information concerning the Company” (Section 10) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of amended options and cash payments” (Section 9) is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Conditions of the offer” (Section 7) is incorporated herein by reference.
     (c) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the Eligible Options” (Section 11) is incorporated herein by reference.

     (b) Securities Transactions.
     The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the Eligible Options” (Section 11) is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The financial information in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 are incorporated herein by reference. The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company” (Section 10), “Financial statements” (Section 18), and “Additional information” (Section 17) is incorporated herein by reference. Nabors Industries Ltd.’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K can also be accessed electronically on the SEC’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” (Section 13) is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 29, 2007

(a)(1)(B)	E-mail to all eligible employees from Lisa Wysocki, dated November 29, 2007

(a)(1)(C)	Election Agreement Terms and Conditions

(a)(1)(D)	Form of addendum/options history

(a)(1)(E)	Form of amendment to stock option agreement(s) and agreement to make cash payment

(a)(1)(F)	Forms of confirmation e-mails

(a)(1)(G)	Form of reminder e-mails to eligible employees

(b)	Not applicable

(d)(1)	Form of stock option agreement under the Nabors Stock Plans (incorporated by reference to Exhibit 10.04 from the Company’s Form 8-K filed with the SEC on March 2, 2005)

(d)(2)	Nabors Industries, Inc. 1996 Employee Stock Plan (incorporated by reference to Annex B to the Company’s Proxy Statement on Schedule 14A filed with the SEC on January 31, 1996)

(d)(3)	Nabors Industries, Inc. 1998 Employee Stock Plan (incorporated by reference to Exhibit 10.19 to Nabors Industries, Inc.’s Form 10-K filed with the SEC on March 31, 1999)

(g)	Not applicable

(h)	Not applicable
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Nabors Industries Ltd.

/s/ Mark Andrews
Mark Andrews
Date: November 29, 2007	Corporate Secretary

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 29, 2007

(a)(1)(B)	E-mail to all eligible employees from Lisa Wysocki, dated November 29, 2007

(a)(1)(C)	Election Agreement Terms and Conditions

(a)(1)(D)	Form of addendum/options history

(a)(1)(E)	Form of amendment to stock option agreement(s) and agreement to make cash payment

(a)(1)(F)	Forms of confirmation e-mails

(a)(1)(G)	Form of reminder e-mails to eligible employees

(b)	Not applicable

(d)(1)	Form of stock option agreement under the Nabors Stock Plans (incorporated by reference to Exhibit 10.04 from the Company’s Form 8-K filed with the SEC on March 2, 2005)

(d)(2)	Nabors Industries, Inc. 1996 Employee Stock Plan (incorporated by reference to Annex B to the Company’s Proxy Statement on Schedule 14A filed with the SEC on January 31, 1996)

(d)(3)	Nabors Industries, Inc. 1998 Employee Stock Plan (incorporated by reference to Exhibit 10.19 to Nabors Industries, Inc.’s Form 10-K filed with the SEC on March 31, 1999)

(g)	Not applicable

(h)	Not applicable